

March 16, 2012

<u>Via E-mail</u>
Mr. Thomas Steipp
Chief Executive Officer
Liquidmetal Technologies, Inc.
30452 Esperanza
Rancho Santa Margarita, California 92688

      RE: Liquidmetal Technologies, Inc.
              Form 8-K
              Filed March 14, 2012
              File No. 1-31332

Dear Mr. Steipp:

      We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please file amended Forms 10-Q for the periods ending March 31, 2011, June 30, 2011, and September 30, 2011 with the revised interim financial statements, as well as revisions to MD&A and other affected disclosures. Please also file an amendment to your Form 8-K filed on March 14, 2012 to state that you will be amending your March 31, 2011, June 30, 2011 and September 30, 2011 Forms 10-Q and disclose when you expect this to occur.

2.   Please ensure your 2011 Form 10-K also includes restatement information for all quarters.

3.   We remind you that when you file your amended Forms 10-Q you should appropriately address the following:

          • full compliance with paragraphs ASC 250-10-45-23 and 250-10-50-7 through 10.

- fully update all affected portions of the document, including MD&A.
- updated disclosures under Item 4 of your Forms 10-Q/A should include the following:
  - a discussion of the restatement and the facts and circumstances surrounding it,
  - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
  - changes to internal controls over financial reporting, and
  - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

  Refer to Items 307 and 308(b) of Regulation S-K.
- include all updated certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief